

January 3, 2013

<u>Via E-mail</u>
Mr. Michael Galvin
Chief Financial Officer
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, CA 94089

> **Re: Aruba Networks, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2012**
> **Filed October 11, 2012**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2012**
> **Filed December 7, 2012**
> **File No. 001-33347**

Dear Mr. Galvin:

We have reviewed your letter dated December 10, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 27, 2012.

Form 10-K for Fiscal Year Ended July 31, 2012

Business, page 4

1.   We note your response to prior comment 1 which discusses the termination provisions of the agreements with ScanSource and Avnet Logistics U.S. LP and the most-favored nation clause in the agreement with ScanSource, Inc. However, it appears that you do not discuss the limited price protection provision in Amendments No. 1 and 4 to the Distributor Agreement with Avnet, Inc. Please tell us what consideration you have given to including a description of this provision and why you believe that this is not a material term that should be disclosed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 47

2.   We note your response to prior comment 3 and the revised disclosures included in your October 31, 2012 Form 10-Q filing. Please further revise your disclosures in future filings to clarify the amount of tax savings to date, if any, resulting from the reorganization. To the extent you have not yet experienced any tax savings, disclose when you anticipate the restructuring will positively impact on your effective tax rate. In addition, please clarify how the amortization of the "deferred charge on IP restructuring" will impact your effective tax rate in fiscal year 2013 and beyond. Please include any proposed draft disclosures in your response.

Form 10-Q for Fiscal Quarter Ended October 31, 2012

Note 1. The Company and its Significant Accounting Policies

Prior period adjustment, page 6

3.   We note that during the three months ended October 31, 2012, you recorded an out-of-period adjustment to correct an error related to the quarter ended July 31, 2012, which increased the provision for income taxes by $1.8 million. Please explain further the nature of this adjustment. We further note that you assessed the impact of this adjustment on previously reported financial statements and concluded that the adjustment is not material, either individually, or in the aggregate. It is not clear how you arrived at your conclusion as the quantitative impact of this error appears to be significant. Please provide us with your materiality analysis that supports your conclusion. Please ensure that your response addresses both the quantitative and qualitative factors outlined in SAB 99 as well as any other qualitative factors considered. We refer you also to the guidance in SAB 108.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                                        Sincerely,

                                                        /s/ Kathleen Collins

                                                        Kathleen Collins
                                                        Accounting Branch Chief